Filed by Public Storage, Inc.

Pursuant to Rule 165 and Rule 425(a) under the

United States Securities Act of 1933, as amended

Subject Company:	Shurgard Storage Centers, Inc.
Commission File No. 001-11455

Date:	August 3, 2006

FINAL TRANSCRIPT

PSA-PUBLIC STORAGE SECOND QUARTER EARNINGS CONFERENCE CALL

AUGUST 3, 2006/ 12:00 P.M. ET

PUBLIC STORAGE PARTICIPANTS:

RONALD L. HAVNER, JR.

President & Chief Executive Officer

DAVID DOLL

Senior Vice President, President, Real Estate Operations

JOHN GRAUL

Senior Vice President, President, Self Storage Operations

JOHN REYES

Senior Vice President & Chief Financial Officer

CLEM TENG

Vice President, Investor Services

PRESENTATION:

OPERATOR: Welcome to Public Storage’s second quarter earnings conference call. Today’s call is being recorded and will be available later for replay. The dial-in number is 877-519-4471 and you can enter PIN number 76610950.

At this time, all participants have been placed in a listen-only mode and the floor will be opened for your questions following the presentation. If you would like to ask a question, at that time, please press star, one on your touch-tone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We ask that you please pick up your handset to allow optimal sound quality.

It is now my pleasure to turn the floor over to Mr. Clem Teng, Vice President Investor Services. Sir, you may begin.

CLEM TENG, VICE PRESIDENT INVESTOR SERVICES, PUBLIC STORAGE: Good morning and thank you for joining us for our second quarter earnings call. Here with me today are Ron Havner, CEO; John Reyes, CFO; John Graul, President of Self-Storage Operations and David Doll, President of Real Estate Operations. We will follow the usual format followed by a question-and-answer period. However, to allow for equal participation, we request that you ask only one question, when your turn comes up and then return to the queue for any follow-up questions.

Before we begin, I will provide the forward-looking statement warning. All statements, other than statements of historical facts, included in this conference call, are forward-looking statements. All forward-looking statements speak only as of the date of this conference call and Public Storage undertakes no obligation to update or revise any forward-looking statements, whether as the result of new information, future events or otherwise, except as required by law. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Public Storage’s control that could cause actual results to differ materially, from those set forth in or implied by such forward-looking statements. In addition to the risks and uncertainties of ordinary business operations, the forward-looking statements of Public Storage made on this conference call are also subject to, among others, the approval of the proposed merger with Shurgard Self-Storage Centers Inc, by the shareholders of Shurgard and Public Storage; the difficulties encountered in integrating Public Storage and Shurgard; the satisfaction of closing conditions of the proposed merger; the inability to realize or delays in realizing expected synergies from the merger; any unanticipated operating costs; the risk associated with international operations and the effect of general and local economic and real estate conditions. Additional information about risks and uncertainties that could adversely effect Public Storage’s forward-looking statements are described in the Company’s reports filed with the Securities and Exchange Commission, including our 2005 Annual Report on Form 10-K, our current report on Form 8-K, our Joint Proxy Statement Prospectus on July 24th, 2006 and our other SEC filings after the 2005 10-K. We will also provide certain non-GAAP financial measures. A reconciliation to GAAP of these non-GAAP financial measures is included in our press release, which can be found at our Web site at www.publicstorage.com. As a reminder, our press release and an audio Webcast replay of this conference call are available at our Web site and complete financial information will be available on our second quarter Form 10-Q, which will be filed shortly with the Securities and Exchange Commission.

Now, I’ll turn it over to John Reyes.

JOHN REYES, CHIEF FINANCIAL OFFICER, PUBLIC STORAGE: Thank you Clem.

As reported yesterday, we achieved solid second quarter operating results. Our funds from operations increased to 99 cents per share compared to 90 cents per share for the second quarter last year, representing an increase of 10 percent. The increase was primarily attributed from improved same-store operations, which provided five cents; newly acquired and development facilities added two cents and greater interest income from higher interest rates and higher cash balances provided two cents. Our same-store facilities continued their strong operating performance. Revenues for these stores grew by 5.7 percent, driven primarily, by an increase in rental rates, while occupancies remained stable at 92.1 percent. Operating expenses increased by 7.4 percent, for the quarter and our net operating income increased by a solid 4.8 percent.

Our balance sheet remains solid with a cash balance at June 30th of just under $1 billion. We expect to utilize the bulk of this cash to finance the cash requirements of the proposed merger with Shurgard. During the third and fourth quarters, we have the opportunity to redeem two series of our Preferred Stock, totaling $650 million. EITF D-42 charges associated with these redemptions would be about $22 million. No decision has been made as to whether to redeem some or all of these securities. Similarly, PS Business Parks may redeem high coupon preferred stock in the third and fourth quarters and our pro rata share would be approximately $1.4 million.

With that I will now turn it over to John Graul.

JOHN GRAUL, PRESIDENT, SELF-STORAGE OPERATIONS, PUBLIC STORAGE: Thank you John. As John Reyes mentioned the same-store operating expenses increased by 7.4 percent from the second quarter in 2005. There were a few key areas that caused this increase. Last year’s hurricanes caused property insurance to rise and these rate increases went into effect when our insurance renewed on April the 1st. Further, utility expenses have been negatively impacted by higher energy costs. We expect that both these trends will continue for the remainder of the year. We experienced higher repair and maintenance costs in a couple of markets, during the quarter, to address some deferred maintenance issues. Overall, we expect R&M expenses to be modestly higher in 2006 than in 2005.

Payroll increased, as we had to pay higher wage rates for certain job classifications because of a tight labor market, in several areas of the country. We also experienced higher overtime hours due to under-staffing issues. We do not expect payroll expenses to experience this level of increase for the remainder of 2006.

Now, moving to the Shurgard merger; our focus, this past quarter, has been on aligning our personnel and putting systems, in place, to insure a smooth transition of the Public Storage and Shurgard organizations. These steps have included initial training for Shurgard’s mid-management and property level personnel, preparing our financial and technology systems to include the Shurgard properties and restructuring the field organizations to integrate the 2,000 properties into a single operation. In summary, while there will always be challenges with a merger this large, we are well-prepared and look forward to a smooth integration of the combined operations.

I will now turn it over to David Doll for his comments.

DAVID DOLL, PRESIDENT, REAL ESTATE OPERATIONS, PUBLIC STORAGE: Thank you John.

Similar to the operations group, the real estate team has taken several steps towards achieving a smooth transition of Shurgard’s real estate activities, into the Public Storage platform. We focused on three keys areas; the re-signing and re-branding of the Shurgard portfolio; meeting Shurgard’s joint venture partners and developing an understanding of Shurgard’s current development pipeline. To date, we have completed surveys of every Shurgard property and have developed a re-signage and re-imaging program for each site. Temporary signage has been manufactured to effect the re-branding during the initial weeks following the merger. Permanent signage will follow in the months thereafter. Since Shurgard’s portfolio has been well maintained, we will not incur the unnecessary expense of repainting all the facilities to Public Storage colors; however, for those properties where image enhancements are needed, the branded colors and striping of Public Storage will be completed in the coming months.

At March 31st, 2006, 107 of Shurgard’s U.S. properties were in various joint venture ownership structures. We have met with each of the joint venture partners and are working with them to effect the changes necessary to manage those properties following the merger.

Finally, we have also spent time working with Shurgard’s development group to understand the opportunities within their development pipeline. The existing pipeline can be easily integrated into our own development program.

With that I will turn it over to Ron.

RON HAVNER, CHIEF EXECUTIVE OFFICER, PUBLIC STORAGE: Thank you David.

We had another good quarter. Our continued focus on the three P’s, People, Product and Pricing, helped us achieve solid operating results. Our management team remains focused on our business and is doing a good job preparing for the Shurgard merger. A key matrix of our progress, revenue per available square foot or REVPAF, which takes into account rental rates, promotional discounts and occupancy, grew by 5.5 percent to $11.10 per square foot, during the quarter, primarily, due to growth in realized rates. Occupancy remained stable year-over-year at 92.1 percent. We are well positioned to continue to grow REVPAF. In-place rents, at the end of June, were 5.4 percent higher and we enjoyed 20 basis points higher occupancy going into the third quarter.

During the second quarter, we focused our media programs on 16 markets versus 23 last year. This resulted in lower media spend and lower net move-ins by about 3,000. Our customer acquisition costs, which is the sum of yellow pages, media promotional discounts and our national call center, increased slightly to $153 per customer versus $151 last year. When applied against the higher rental rates and administrative fees, net customer acquisition costs improved by over $11 per customer, during the quarter.

The fundamentals of the self-storage business remains solid; according to data published by Self-Storage Data Services, both asking rents and occupancies increased, during the quarter, deeply adjusted based on a survey of 6500 facilities. New development starts remain modest.

We have toured Shurgard’s European properties and found them to be of very high quality. We are currently developing a business plan, with the European management, for those operations. These properties have good upside potential and represent about 10 percent of the combined portfolio. These properties will continue to be operated under the Shurgard name for now. We have set the shareholders meeting for August 22nd, 2006. Following shareholder approval, the merger is expected to close shortly thereafter. There will be costs associated with implementing the merger and combining operations, including significant severance and integration costs, in the third and fourth quarters. We have not quantified the impact of these costs, on our financial results, other than what has been disclosed in the Joint Proxy Statement. Further, most of the synergies from this merger will probably not be achieved until after 2006. I want to thank all the Shurgard and Public Storage employees for their hard work and dedication in preparing for this merger. Dave Grant and his leadership team continue to be of great assistance. This has truly been a team effort.

With that operator, let’s open it up for questions.

OPERATOR: Thank you. The floor’s open for questions. At this time, if you have a question, please press star, one on your touch-tone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Again, we do ask that while you pose your question that you pick up your handset to provide optimal sound quality.

Thank you. Our first question is coming from Ross Nussbaum.

CHRISTINE McELROY: Hi, it’s Christine McElroy here with Ross. As you’re in the market sourcing potential acquisition opportunities, have you noticed that the volume of available products for sale has increased, since some of the larger players in the industry haven’t been as aggressive in their acquisitions strategies and have you noticed any increases in cap rates in any particular class of product or geographical locations?

RON HAVNER: No Christie. We’ve seen the same amounts of players in the market and obviously, we are still in the market looking for appropriately priced product and we’ll be aggressive when those opportunities come forward.

CHRISTINE McELROY: And no changes in cap rates?

RON HAVNER: No.

CHRISTINE McELROY : Thank you.

OPERATOR: Thank you. Our next question is coming from David Cohen of Morgan Stanley.

DAVID COHEN, MORGAN STANLEY: Hey, good afternoon. Ron, you’ve spoken before about your key concerns for the merger, is kind of retaining the store and district managers and I think you have some retention programs in place. Could you talk more about the retention programs you have and how effective they’ve been and any sense of how many people will be staying and leaving?

JOHN GRAUL: This is John Graul. What we are doing, with the help of Shurgard, is monitoring, on a weekly basis, the turnover from the Shurgard organization and to date, we have seen nothing out of the ordinary that would normally incur during a normal operation, so at this point we’re very satisfied where we are going forward.

DAVID COHEN: Thank you.

OPERATOR: Thank you. Our next question is coming from Jonathan Litt of Citigroup.

CRAIG MELCHER, CITIGROUP: Hi, it’s Craig Melcher here with Jon. Once you close the deal, what costs are you going to be able to capitalize into the, overall, purchase price in terms of severance and other one-time costs, in the beginning versus you have the expense in your income statement?

JOHN REYES: Craig, this is John Reyes. The costs that’ll go in the – in capitalized costs as part of the merger will be those costs that are, basically, directly attributed to acquiring the company, such as, advisory fees, legal fees, accounting fees and things of that nature and with respect to severance and retention payments, those for the most part, were people that would stay on post-merger. Those type of payments will be expensed, so again, it’s really things that are directly attributable to the merger. Expenses related to transitional type things will be expensed.

OPERATOR: Does that answer your question Jonathan?

CRAIG MELCHER : Yes.

OPERATOR: Thank you. Our next question is coming from Christopher Pike of Merrill Lynch.

CHRISTOPHER PIKE, MERRILL LYNCH: Good morning everyone. Just a follow-up on development, I think David, you indicated that you know, one of the key prongs of the merger integration was to meet with the Shurgard folks and vet out development and I guess better understand that so, first off, you know, what types of or what differences in the way in which you guys go about development may be different from the way Shurgard and I guess, just a big picture view from, perhaps, Ron. I mean some suggest that there’s a short window for you know, greenfield development, over the next 18 months; just wondering what your thoughts are on that topic and whether or not you’re concerned about excess supply hitting the market when some are concerned that the absorption may not be there.

RON HAVNER: OK, well you’ve got a whole bunch of questions in that question.

CHRISTOPHER PIKE: I think there’s two.

RON HAVNER: Let me kind of refer you back to the information from Self-Storage Data Services.

CHRISTOPHER PIKE: Sure.

RON HAVNER: Basically, they have indicated that, new development starts are modest. In terms of – so, we don’t see a lot of supply coming in on a macro basis, based on information supplied by them and I think SW-Dodge also provides information and their last couple of reports have been modest new supply.

In terms of 18 months for greenfield development, I’m not sure I follow that. Development lead times vary dramatically by market, both on the ability to acquire the land, get re-zoned and get the permits, et cetera. The two examples that I came – come to mind are Texas, where barriers to new development are, to say the least, modest versus Virginia and Maryland where its mission impossible, so – and you’re talking multiple years of development and so, it varies all across the country and in terms of an 18-month window to build new product, I mean I don’t know where you’re getting that. We don’t subscribe to that or know anything about that.

CHRISTOPHER PIKE: OK and how about the differences between, with respect to what you guys do, how you do it and when you vet through the Shurgard process.

RON HAVNER: I don’t think there’s material differences in the development strategies of the two organizations and Shurgard has long been known for its development prowess. They have developed an outstanding portfolio, both here in the U.S. and Europe but again, I don’t think there’s material differences between the two organizations, in terms of wanting to build quality product on a location.

CHRISTOPHER PIKE: There’s no, I guess, deeper land bank or maybe, the Shurgard folks a little further down the road, in terms of some of the constraints.

RON HAVNER: OK, we’re going on to three here, so you need to get back …

CHRISTOPHER PIKE: OK, I’ll get back in line.

OPERATOR: Thank you. Our next question is coming from Michael Knott of Green Street Advisors.

MICHAEL KNOTT, GREEN STREET ADVISORS: Hey guys; I’m wondering if you can just give us an update on sort of where you’re at with respect to the integration relative to where you thought you’d be when you initially announced the deal and then, also, just sort of an overall timeframe, in terms of where you’re at relative to the, overall, process. Are you sort of in the fourth inning; third inning?

RON HAVNER: Well Michael, there’s a couple of things. First of all, when we first announced the transaction I think if you recall at the conference calls both Dave Grant had from Shurgard and we had, we said we were in the process of formulating an integration strategy. I would say things have gone, at least, from our side far better than we anticipated and that’s really attributable to Dave and his team and everyone has worked well together. There certainly have been differences and all that associated along the way but it’s gone far better than I anticipated.

The other thing is, the hold up with the SEC, basically, gave us another month, in which to effect the integration process, so anything that was slipping has been caught up now and we’re well on target, so I’m feeling very good in terms of where we are and the progress that we’ve made and the teamwork, in terms of affecting the organization – or the combination.

MICHAEL KNOTT: OK that’s helpful and can you just, maybe, comment on how far in the process you guys are, you know, are we a third of the way through?

RON HAVNER: Well, there’s two – there’s a couple phases here, which David and John Graul touched on. One is the preparation up to the date of the merger and there’s certain things that you can do and Shurgard has to continue to operate as a public company, so there’s certain things that you can do up to that point, such as, systems testing; preparing for systems integration; going through people, personnel; realigning districts; management responsibilities that can be done and then there’s the post-merger, which – when all that planning and decision making gets effective and so, all the things that we have done and can do up to the pre-merger announcement, we’re well on track and our plan – I think we have a very good plan post-merger. There will always be – things never go perfectly according to plan but I think we have a very good plan and we’ve met with the Shurgard people, so they’re onboard; we’re onboard and so, come August 23rd, I think we’ll be ready and effect our post-merger plan.

MICHAEL KNOTT: OK, thanks. I’ll get back in the queue for my other question.

RON HAVNER: OK.

OPERATOR: Thank you. Our next question is coming from Mark Biffert of Goldman Sachs.

MARK BIFFERT, GOLDMAN SACHS: Good afternoon guys; just had a quick question surrounding your revenue. I noticed that containerized storage facilities, the NOI for that was negative. I was just wondering if there was anything around that that should be noted. Is there weakness in that area?

RON HAVNER: No, I think that containerized business is at or slightly higher occupancy than last year. They do have higher fuel costs because they drive the trucks around, so the higher gas prices has impacted them but nothing special going on there.

MARK BIFFERT: And then similarly, your revenue side of the business, was that a – what was the pick up on that?

JOHN REYES: You’re talking about the sequential quarter-over-quarter second quarter versus the first quarter.

MARK BIFFERT: Yes.

JOHN REYES: The pick up is from all three of the major categories in there; our retail sales and truck rental business and tenant reinsurance each did jump about $1 million more, you know, quarter-over-quarter. Much of that is just due to seasonality going from the first quarter into the second quarter. We have much more activity is happening in the second quarter, so that’s the rise; more truck rentals and more retail, as well as, more tenant reinsurance business.

MARK BIFFERT: Will that continue into third quarter then?

JOHN REYES: Well, the third quarter and the second quarter are about the same and we should, maybe, see a little bit of an uptick but not the same type of uptick between the first and the second quarter.

MARK BIFFERT: OK, thank you.

OPERATOR: Our next question is coming from Michael Mueller of JP Morgan.

MICHAEL MUELLER, JP MORGAN: Yes, hi; real quick, something technical first; the Q3 condemnation gain that you were talking about for the third quarter, will that be an FFO gain?

JOHN REYES: Yes, look – now, Mike, we will not include it as part of our FFO calculation.

MICHAEL MUELLER: OK and can I ask the other question now, the real question?

JOHN REYES: Yes, since that was quick.

MICHAEL MUELLER: OK, thanks. In the past, you guys have usually talked about the return trends for the non-stabilized developments, was just wondering if you could comment on that.

RON HAVNER: Mike, I’m not sure we understand. You mean, what are the yields on the developments?

MICHAEL MUELLER: No; in the past calls said we’ve had $400 million or $500 million of product developed that’s not stabilized; the in-place yield as of so-and-so is five percent or six percent that sort of commentary.

RON HAVNER: Well, I think if you go to the press release, go to the back there, it shows you the non-stabilized properties and the NOI was up quite nicely here in the second quarter. We did, in the first half of the year, add about $100 million of acquisitions and developments to that pool because the NOI growth – and the NOI growth in that pool is progressing quite nicely. I don’t – we don’t – I don’t have here the kind of the yield, at the moment where it is but the growth was quite nice.

MICHAEL MUELLER: OK, thank you.

OPERATOR: Thank you. Our next question is coming from Eric Rothman of Wachovia Securities.

ERIC ROTHMAN, WACHOVIA SECURITIES: Hello; now that you’ve completed your assessment of the resigning and re-branding of the Shurgard properties, what do you think the cost is per property?

DAVID DOLL: As I mentioned earlier, we’ve completed a store-by-store analysis and currently, our estimate to re-brand and re-sign all the projects, is less than $23 million.

ERIC ROTHMAN: Great, thank you very much. With respect to the insurance coverage and having seen a dramatic increase in that starting April 1st, I’m curious, is the amount of coverage that you have the same or did you actually also kind of – essentially take more risk by decreasing coverage to kind of help control that cost?

RON HAVNER: Two things on that; we did not substantially change the policies, the aggregates or anything like that. We did, I think, modestly increase the – our deductible and we may have touched on it, we have a reinsurance operation over – here, inside the company and even when we take a layer of the insurance, we basically charge ourselves for the commercial rates on that so even by taking the risk we don’t reduce the expense charge on the property and casualty insurance.

ERIC ROTHMAN: OK, great. Thank you very much.

RON HAVNER: OK.

OPERATOR: Thank you. Our next question is coming from David Toti of Lehman Bros.

DAVID TOTI, LEHMAN BROS: Good afternoon; just a quick question in the macro sense. Have you noticed any indications of changes in leasing velocity in markets that are characterized by slowing levels of residential transactions, for example, South Florida, Las Vegas, Atlanta, et cetera?

RON HAVNER: Well, Florida tends to, you know, be significantly impacted by hurricane volumes, so we’re approaching that season. I’d rather have no hurricanes than the extra pick up but that’s a big swing item. Recall last year there were several hurricanes, so if there aren’t hurricanes this year, I would expect rental volumes to decline there in South Florida.

In terms of the housing market, around the country, it’s not a metric or barometer that we keep tabs on. You’ve mentioned Atlanta and Atlanta’s a very strong market for us, so I’ll just leave it at that.

DAVID TOTI: Great, thank you.

OPERATOR: Thank you. Our next question comes from Lou Taylor of Deutsche Bank.

LOU TAYLOR, DEUTSCHE BANK: Thanks; guys can you talk a little bit about your, I guess, post-merger integration costs? Are you going to have, you know, two sets of accountants just making sure that the, you know, the integration goes well or property guys? In other words, you know, maybe even running dual systems, if you will, so you’ll have effectively, you know, double G&A, in some sense.

JOHN REYES: We’ll want to effect the merger and the integration as quickly as possible. Post-merger it’ll be a combined company, so at year-end there will be one set of auditors giving an opinion on the combined financial statements. There will be a whole variety of transitionary costs, some of which have been quantified and are in the Joint Proxy Statement and some of which have not and we can’t really give you any color on those at this time.

OPERATOR: Thank you. Our next question is coming from Paul Adornato of BMO Capital Markets.

PAUL ADORNATO, BMO CAPITAL MARKETS: Thanks. As you have gotten deeper into the merger, was wondering if you could talk about some best practices from the Shurgard side that might benefit the combined entity going forward.

RON HAVNER: Well Paul, there’s a variety of things that the combined companies that – several things that we’ve adapted. I’ll just touch on one; one of the things that Shurgard has, is marketing commercial accounts, going after national tenants on the commercial side. It’s done out of their Phoenix call center and so, we’re setting up a separate group, on a go forward basis, to continue to pursue and expand that activity. Obviously, it should benefit greatly because Shurgard had a platform of 450 properties to sell national accounts and now that group will have a platform of 2,000 properties to sell national accounts and so, should be – that should be a very big positive for that group and for our organization.

PAUL ADORNATO: And were there dedicated folks working on the commercial accounts?

RON HAVNER: Yes.

PAUL ADORNATO: And will you expand that number?

RON HAVNER: Well, there’s a group there and we’re going to consolidate our national accounts business into that group and there’s enough force probably there to do that and do it even better given the size of the platform going forward.

PAUL ADORNATO: Good, thank you.

OPERATOR: Thank you and a follow-up question coming from Christopher Pike of Merrill Lynch.

CHRISTOPHER PIKE: Hey Ron; just real quickly, with respect to Shurgard’s European exposure, you know, apart from just a different GAAP considerations across different countries, you know, Clem mentioned risks in the language earlier on, do you feel that the opportunities over there for PSA, in the medium to longer-term will outweigh any potential risks that you may encounter in the near-term?

RON HAVNER: Well, first of all, we haven’t operated in Europe, so I’d say that question’s a little early in the process here to answer. What I can tell you, is that the European teams, the organization that Shurgard has built over in Europe is very good; the portfolio’s very good and I think they’ve demonstrated that the product acceptance of self-storage over in Europe has been well received and it’s a viable business, just like it is here in the U.S.

CHRISTOPHER PIKE: OK, thanks a lot.

OPERATOR: Thank you. We have a follow-up question coming from Michael Knott of Green Street Advisors.

MICHAEL KNOTT: Just want to go back to the question on the housing market; just curious why you don’t track that impact on demand. I thought I had seen a survey before that something like 40 percent of storage tenants cite moving as a reason for renting. Just curious if you guys really don’t follow the housing market and the impact it might have on demand.

RON HAVNER: Well, Michael if – I guess I look at it a little differently. If we’ve got 70 properties in Atlanta and housing demand goes down, we still have 70 properties in Atlanta. We have to fill them, so the absence of demand will be reflected in the pricing of the product in Atlanta, so we will have to adapt our pricing, on that product, to suit the market demand. If demand’s very good, then that will be reflected in the pricing but we still have the 70 properties in Atlanta that we have to keep full, so the swing item then, depending, on whatever the housing movement is, if that’s the key driver, is the pricing.

MICHAEL KNOTT: OK but you’re not seeing any reduction in demand at the margin from this phenomenon?

RON HAVNER: … We’re not – again, we’re not tracking strong, weak housing in various markets and what it’s doing to our consumer demand because there’s a whole variety of things that impact demand for our product besides housing. There’s moving; there’s divorces; there’s death; there’s hurricanes; there’s a whole myriad of things impacting demand for our product, so we’re not tracking which particular customer comes in and do they have – are they moving or did they have a death or is their kid coming home from college and they need the storage space. What we have is, we have the properties in the market and we’re adapting our media and pricing programs to the demand that we’re experiencing and obviously, through the media programs, we’re trying to get a bigger share of the market than the other operators in the marketplace. Demand gets reflected in the pricing.

MICHAEL KNOTT: OK and obviously, you haven’t seen any softening in pricing yet, at least, on – across the whole portfolio. I guess my last question is for either John Reyes or John Graul. How much more upside is there in your in-place rent if you were to think about …

RON HAVNER: Well Mike, I think the only thing that we could tell you, is that in-place rents at the end of the quarter were, what, 5.2 to 5.4 percent higher than the same time last year, so I would say that’s a good indication that there’s still pricing power in the portfolio.

MICHAEL KNOTT: Thank you.

OPERATOR: Thank you. Our next question is coming from David Cohen of Morgan Stanley.

DAVID COHEN: Hey, just a question on the preferred, you know that you can redeem the R&S Series in September and October, is that something we should expect to be done and will you, you know, you’ll have that $22 million charge as well, is that a definite?

JOHN REYES: Well, we – as I mentioned, we haven’t made that decision yet but I think you can look at our track history and gather what our thoughts might be going forward.

DAVID COHEN: Thank you.

OPERATOR: Thank you. Our next question is coming from Mark Biffert of Goldman Sachs.

MARK BIFFERT: Hey guys, a follow-up question; what effect does the weakening consumer have on your business and are you seeing any effects of that right now?

RON HAVNER: Well, I think that’s a similar question, I think, to the housing question and you know, we operate in 37 to 38 states, whole bunch of markets and so, at any one time, income growth in one market is strong or weak relative to other markets across the country. I would say, on a general basis, it’s good that people are making more money and are more employed. That’s a positive driver for our business just like most other things around the country but again, we adapt our pricing and our media programs to the demand in that market, so we’re fortunate here that we have real-time data, in terms of move-ins, move-outs and kind of the velocity of customer flow and we look at that all time and we can adjust our prices based on changes in that customer flow and then, we can also set our media programs to drive additional demand or garner additional market share of demand in markets where we need it; where the customer flow is not as great as we would like but that’s a constant, dynamic process changing almost daily. That income is slow or falling and demand – and is impacting demand for our product then you will see that in the pricing for that product whether its in a particular submarket or a market, as a whole but overall, given the portfolio, as a whole, you can see that demand is good and pricing is reasonably strong.

MARK BIFFERT: So, what things do you look at to see a downturn? I mean is it – is there one thing specific or is it a multiple front that you look at to see when there may be a slack in demand?

RON HAVNER: Its demand. We have Internet sites – an Internet site that has hits; that has click through rates. We have people walking into the properties. We have phone calls. We have Web phone calls and a call center that reports information every day; every hour, so we see what the demand is for the products, across the entire platform of 1500 plus properties and we’re adapting the pricing and the media programs, based on that flow of demand.

MARK BIFFERT: OK, thank you.

OPERATOR: Thank you. Our next question is coming from Michael Salinsky of RBC Capital Markets.

MICHAEL SALINSKY, RBC CAPITAL MARKETS: Good afternoon guys. With such a large national portfolio, what markets, I guess, are you seeing their performance kind of ahead of expectations and what markets are you seeing, right now, kind of performing about below expectations?

RON HAVNER: You know it changes all the time and I think in the 10-Q, which will come out next week, John Reyes and his team will give you a market-by-market breakdown on occupancies and NOI growth.

MICHAEL SALINSKY: OK and then, I guess, as a follow-up, you mentioned as an answer to a previous question there that the – I actually forgot what I was going to ask.

RON HAVNER: OK, get back in queue then.

OPERATOR: Thank you. Our final question is coming from Jordan Sadler of KeyBanc.

JORDAN SADLER, KEYBANC: Morning; I know you have – I may have missed this and I apologize, $1 billion roughly of cash on the balance sheet at quarter-end. I know you have $650 million or so maturities coming up, in terms of possible preferred redemptions and – but you also filed a shelf last week, can you maybe discuss plans for financing and how – what your outlook is for what you might do with that cash that’s left over?

RON HAVNER: I’m not sure I understand the question, Jordan.

JORDAN SADLER: You have $1 billion in cash, what are you planning to do with $1 billion in cash?

JOHN REYES: Jordan, this is John Reyes. In the document that was mailed to the shareholders of Public Storage and Shurgard for consideration of the merger, there’s pro forma financial statements embedded in there and those pro formas, they outlined some of our cash needs, which would be to repay Shurgard’s line of credit; certain debt related to Shurgard, as well as, merger-related costs. The sum total of those is probably approaching, you know, $800 million to $900 million. In addition to that we just discussed the possibility of refinancing some of our preferred securities in the third and fourth quarter; sum of total of that is $650 million, so you can see that those kind of uses, just alone, are well in excess of the $1 billion of cash we have on hand.

JORDAN SADLER: And what are you seeing in terms of rates on preferreds right now?

JOHN REYES: Well, we’ve looked at our secondaries, where our secondaries are currently trading and they’re trading, you know, about I think 7.25 to 7.30.

JORDAN SADLER: OK, perfect; thank you.

OPERATOR: Thank you. Our final question is coming from Michael Mueller of JP Morgan.

MICHAEL MUELLER: Hi, I may have missed this as well, on the $23 million to re-brand and re-sign, one just what’s the timeframe on that just over what sort of time period and then, capitalization versus expensing, just what the policy is there?

DAVID DOLL: The total timeframe Michael, with respect to the re-branding effort will be about six to eight months and I do not have a breakdown as to the capitalization versus expense of that.

MICHAEL MUELLER: OK, thank you.

OPERATOR: Thank you. At this time, I would like to turn the floor back over to Mr. Clem Teng for any closing remarks.

CLEM TENG: OK, I want to thank everybody for joining us for our second quarter call here and we look forward to talking to you next quarter. Thanks again.

OPERATOR: Thank you. This does conclude today’s teleconference. Today’s call will be available later for replay. The dial-in number is 877-519-4471 and you may enter PIN number 7661950. You may now disconnect your lines and have a wonderful day.

ADDITIONAL INFORMATION REGARDING MERGER WITH SHURGARD AND WHERE TO FIND IT:

In connection with the proposed transaction, Public Storage and Shurgard have filed a definitive joint proxy statement/prospectus dated July 24, 2006 with the Securities and Exchange Commission as part a registration statement regarding the proposed merger of Public Storage and Shurgard. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIAL BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC STORAGE AND SHURGARD AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Public Storage and Shurgard with the SEC at the SEC’s website at www.sec.gov. Each company has scheduled an annual shareholders’ meeting to be held on August 22, 2006, to, among other things, vote on approval of the merger. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc. 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite 400, Seattle, WA 98109-4426, Attention: Investor Relations.

Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage and information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the definitive joint proxy statement/prospectus dated July 24, 2006 included in the registration statement on Form S-4 filed with the SEC on April 20, 2006 and amended May 24, 2006, June 12, 2006, June 19, 2006 and July 24, 2006. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

END